SECURITIES AND EXCHANGE COMMISSION
RECEIVED

FEB 25 2016

DIVISION OF TRADING & MARKETS

16003469

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66577

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eze Castle Transaction Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Farnsworth Street, 6th Floor
(No. and Street)

Boston	MA	02210
(City)	(State)	(Zip Code)

✓

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

P. Cameron Hyzer (617) 316-1012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

Two Financial Center, 60 South Street	Boston	MA	02111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/24/16

OATH OR AFFIRMATION

I, David Quinlan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eze Castle Transaction Services LLC, as of December 31st, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JESSICA M. AUCLAIR
Notary Public
Commonwealth of Massachusetts
My Commission Expires May 28, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Commonwealth of Massachusetts

Suffolk County S.S.

On this 24th day of February, 2016, before me, the undersigned Notary Public, personally appeared David J. Quinlan, proved to me through satisfactory evidence of identification, which was my personal knowledge of his identity, to be the person who signed the attached document in my presence, and who swore or affirmed to me that the contents of the document are truthful and accurate to the best of his knowledge and belief.

Jessica M. Auclair

JESSICA M. AUCLAIR
Notary Public
Commonwealth of Massachusetts
My Commission Expires May 28, 2021

EZE CASTLE TRANSACTION SERVICES LLC
(A Wholly Owned Subsidiary of Eze Castle Software LLC)

Table of Contents

KPMG

KPMG LLP
Two Financial Center
60 South Street
Boston, MA 02111

Report of Independent Registered Public Accounting Firm

The Member and Board of Managers of
Eze Castle Transaction Services LLC:

We have audited the accompanying statement of financial condition of Eze Castle Transaction Services LLC as of December 31, 2015 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Eze Castle Transaction Services LLC as of December 31, 2015, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Boston, Massachusetts
February 24, 2016

EZE CASTLE TRANSACTION SERVICES LLC
(A Wholly Owned Subsidiary of Eze Castle Software LLC)

Statement of Financial Condition

December 31, 2015

Assets

Cash	$	2,945,785
Receivables and unbilled revenue, net of allowance of $442,955		31,034,678
Other assets		25,059
Total assets	$	34,005,522

Liabilities and Member's Equity

Liabilities:		
Accounts payable and other accrued expenses	$	481,542
Due to affiliates		253,633
Deferred revenue		238,656
Total liabilities		973,831
Member's equity		33,031,691
Total liabilities and member's equity	$	34,005,522

See accompanying notes to statement of financial condition.

(1) Organization and Description of Business

Eze Castle Transaction Services LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company supplies sell-side brokers with Financial Information eXchange ("FIX") connectivity services for the transmittal and receipt of trading-related messages between the brokers' order management system or other electronic order collection systems and the Eze OMS, a software application developed and licensed to buy-side asset managers by Eze Castle Software LLC ("ECS" or "Parent"). Trading messages are sent through electronic connections whether physical, logical, virtual, or sponsored, and including, but not limited to, connections established for orders, indications of interest, notice of execution, drop copies, and connections staged via a third-party intermediary, between buy-side clients and sell-side brokers. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). FINRA serves as the Company's self-regulatory organization.

The Company is a wholly owned subsidiary of ECS. ECS is a wholly owned subsidiary of Eze Software Group LLC ("Group").

(2) Significant Accounting Policies

The statement of financial condition ("financial statement") has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and codified in the Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB"). Significant accounting policies are as follows:

(a) Use of Estimates

The preparation of the financial statement, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates.

(b) Revenue Recognition

Connectivity and Transmission Support Revenue

The Company earns its fees from sell-side brokers for facilitating the transmittal and receipt of trading-related messages to and from the brokers' buy-side clients. Contracts with broker-dealer customers stipulate the calculation of fees, which are generally either transactionally based or based on flat fees per connection.. Revenue is recognized upon transmission for transactional calculations or ratably over the billing period for flat fees, provided that persuasive evidence of the arrangement exists, services have been rendered, related fees are fixed or determinable, and collection of the related receivable is reasonably assured. Fees are billed monthly in arrears, but accrued as earned. Earned but unbilled fees are included in receivables from brokers and dealers and unbilled revenue on the statement of financial condition. The Company adjusts revenue in situations where client concessions, rebates, or volume-based discounts may be offered. Revenue is only recognized if the estimates of such modifications can be reasonably and reliably determined. The Company bases its estimates on historical results taking into consideration the type of client, the type of transaction and the specifics of each arrangement.

(c) ***Allowance for Doubtful Accounts***

The allowance for doubtful accounts is based on the Company's assessment of the collectability of receivables from brokers and dealers and unbilled revenue. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may affect collectability in determining the allowance for doubtful accounts.

(d) ***Fair Value of Financial Instruments***

The carrying amounts reported on the statement of financial condition for cash represents its fair value based on its on-demand nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued liabilities, are reported at their contractual amounts, which approximate fair value.

(e) ***Other Assets***

Other assets consist primarily of prepaid expenses.

(f) ***Income Taxes***

The Company is a single member limited liability company and is treated as a disregarded entity for federal, state, and local income tax purposes. The Company's income tax provision is calculated in accordance with the tax sharing agreement ("TSA") between Group and the Company, which specifies that the Company is responsible for a portion of Group's income tax expense based on the Company's apportioned income in each jurisdiction. Group, as the taxpayer of record, is responsible for payment of state and local income taxes to the taxing authorities. There is no federal income tax liability because the Company's single member, Group, is a partnership for U.S. tax purposes. A partnership is generally not subject to federal, state, or local income taxes with the exception of certain unincorporated business taxes and minimum state taxes. For federal and state income tax purposes, the ultimate members of Group are responsible for reporting their allocable share of the Company's income, gain, losses, deductions, and credits on their tax return. The Company also had no state income or unincorporated business tax expense in the current year.

(3) Financial Instruments

All financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

At December 31, 2015, the Company did not own any financial assets or liabilities other than cash and cash equivalents or other assets and liabilities with short and intermediate term maturities and defined settlement amounts. Per the Company's accounting policies (note 2), the carrying amounts of cash and other assets and liabilities with defined settlement amounts are reported at their contractual amounts, which approximates fair value.

(4) Related-Party Transactions

In the normal course of business, the Company enters into related-party transactions with affiliates, including ECS, and certain other affiliated entities.

Under the Connectivity Services Agreement ("CSA") with ECS, the Company agrees to pay ECS a partnership fee for the support services and related technology rights provided to the Company in order for it to render FIX connectivity services. The fees charged by ECS are calculated based upon a flat fee and the eligible number of FIX connections as determined by the CSA.

Under the Servicing Agreement with ECS and Group, ECS and Group assist the Company by providing it with certain administrative and other services and, in turn, the Company agrees to pay ECS a monthly servicing fee to cover such expenses. The service fees charged by ECS are determined through calculated allocations.

At December 31, 2015, the Company owed ECS $253,093, which is reflected in due to affiliates on the statement of financial condition.

At December 31, 2015, Group and Eze Castle Software, Inc. ("Eze Inc."), had $493,370,875 of debt outstanding. ECS's ownership interest in the Company was pledged as security against the debt.

(5) Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires that the Company maintain minimum net capital, as defined thereunder, of one-fifteenth of aggregate indebtedness, as defined thereunder, or $5,000, whichever is greater. At December 31, 2015, the Company had net capital of $1,931,955, which was $1,867,033 in excess of its minimum net capital requirement of $64,922. The Company's aggregate indebtedness to net capital ratio was 0.50 to 1.

Advances to affiliates, repayment of borrowings, distributions, dividend payments, and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(1) under the Securities Exchange Act of 1934 as it does not hold funds or securities of its customers and conducts limited business.

(6) Commitments and Contingencies

The Company is involved in legal proceedings concerning matters arising in connection with the conduct of the Company's businesses. The Company believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial statement. The Company intends to defend itself vigorously against all claims asserted in these matters.

(7) Concentration of Credit Risk

The Company may maintain cash and cash equivalents at financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

(8) Guarantees

In the ordinary course of business, the Company enters into standard indemnification agreements. Pursuant to these agreements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified party for certain losses suffered or incurred by the indemnified party, generally the Company's business partners or customers, in connection with certain claims by any third party with respect to the Company's products or services. The term of these indemnification agreements is generally perpetual any time after execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnifications agreements is unlimited. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

(9) Non-Cash Contribution

On October 1, 2015, ECS contributed contracts and contract-related assets and liabilities to the Company in connection with a corporate reorganization involving an affiliated entity. The contributed assets and liabilities, which were comprised primarily of trade receivables, were recorded at their carrying value on the date of the contribution in accordance with accounting guidance for transfers between related parties within a controlled group. The contribution recorded by the Company related to the contributed assets and liabilities was $10,063,193.

(10) Subsequent Events

The Company makes regular distributions to ECS based on estimated profits and anticipates making such distributions throughout 2016; however, no distributions were made prior to the date of issuance of the financial statement.

The Company has evaluated all subsequent events through February 24, 2016, the date of issuance of the financial statement, and has determined that no other subsequent events have occurred that would require disclosure in the financial statement or accompanying notes.

EZE CASTLE TRANSACTION SERVICES LLC
(A Wholly Owned Subsidiary of Eze Castle Software LLC)

Statement of Financial Condition

December 31, 2015

(With Report of Independent Registered Public Accounting Firm)

(SEC I.D. No.8-66577)

EZE SOFTWARE GROUP™
Eze Castle Transaction Services

12 Farnsworth Street, Boston, MA 02210
T 617.316.1000 / F 617.316.1101 / www.ezesoft.com

February 24, 2016

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

SEC
Mail Processing
Section
FEB 25 2016
Washington DC
409

To Whom It May Concern,

In connection with the DECEMBER 31, 2015 audit of the accounts of Eze Castle Transaction Services LLC and the DECEMBER 31, 2015 review of compliance with the exemption provisions of Rule 15c3-3 for Eze Castle Transaction Services LLC, we enclose the following reports:

1. FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION.
   DECEMBER 31, 2015
   (Confidential Treatment Requested)

2. STATEMENT OF FINANCIAL CONDITION
   DECEMBER 31, 2015

3. EXEMPTION REPORT PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
   DECEMBER 31, 2015

Please note that the FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION DECEMBER 31, 2015, Item 1 above, is being filed on the confidential treatment basis as provided for in amended Rule 17a-5 Section (e) Paragraph 3 of the Securities Exchange Act of 1934.

Sincerely,

P. Cameron Hyzer
Executive Managing Director,
Chief Financial Officer